

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 13, 2017

Via E-Mail
Barry F. Cohen
Chief Executive Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive Suite 126
Orlando, FL 32826

> **Re:** **AVRA Medical Robotics, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2017**
> **File No. 333-216054**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1. Please include the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

2. Where you make qualitative statements, please identify the source of this information or characterize the statement as management's belief. We note, for example, your disclosure on page 2 regarding robot's "improved accuracy and visualization" that is "equal to or better than that of invasive surgery," and collaboration between humans and robots being "so difficult to design well"; on page 3 regarding "one of the most important

technical challenges"; and on page 31 regarding "some of the best robotic surgeons in the world," "most respected hospital names," and "strong relationships."

3.   We note your reference to www.allaboutroboticsurgery.com. Please see footnote 41 and the related text in Release 33-7856 (April 28, 2000) regarding your obligations when including web site addresses in your document, including the obligation to file linked information.

4.   Since the global skin care market likely includes a wide variety of products and services, it is unclear how your disclosure of its size provides meaningful information to investors about your proposed business. Please revise or advise.

5.   Refer to the first full paragraph on page 3 and your preceding disclosure regarding the surgical robotics industry. It is not clear how your anticipated product or service represents an "innovative approach" to this field. In the following paragraph you assert that improvements in "motors, materials and high resolution imaging allow" robotics in the treatment of damaged skin, but go on to state that you are not aware of a robotic product for skin repair. Please revise to make clear what opportunity your anticipated product is expected to address and how you know that the improvements you enumerate already allow for damaged skin treatment if there are no current products addressing this application.

6.   In your discussion of the surgical robotics industry, revise to provide a clear picture of the state of current technology, including the very limited use and application of "real-time imagining," and risks involved. Alternatively, you may choose to limit your discussion of those aspects of robotic treatment which would apply to your anticipated market, so that you create a realistic picture of where your possible business fits within the universe of medical robotics.

Risk Factors, page 6

We will require substantial additional financing, page 7

7.   Given your disclosure on page 32 regarding obtaining FDA approval, please clarify your disclosure here stating "if any are mandated."

If we or our third-party manufacturers or suppliers fail to comply, page 12

8.   Please expand your disclosure regarding your third party manufacturers and suppliers to clarify whether you have already established relationships or entered agreements with any such manufacturers or suppliers.

The Jobs Act has reduced the information that the Company is required to disclose, page 15

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Determination of Offering Price, page 19

10.   Please expand your disclosure to explain that you have arbitrarily determined an initial offering price of your shares that will apply until your shares are quoted on the OTCQX or the OTCQB.

Selling Shareholders, page 20

11.   Rather than referring to "various transactions," specifically identify each transaction in which selling shareholders received their shares and provide sufficient detail to establish the exemption upon which you relied in issuing the securities to the holder.

12.   Refer to the third paragraph on page 20. Please note that you must disclose all material relationships you have had with the selling shareholders during the past three years, even if they involve rendering service in the ordinary course of business. Please revise.

13.   Please revise your selling shareholders table to list the actual holder of the shares, even if such shareholder in an entity. In this regard, we note the entities listed in footnotes 1–18 to this table. If any persons who have control over the selling shareholder entities have held any position or office with you or have had any other material relationship with you within the past three years, please provide the Regulation S-K Item 507 disclosure with respect to those control persons. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission's website.

14.   Please include a column in your selling shareholders table indicating the percentage, if greater than one percent, of the class to be owned by each shareholder after completion of the offering. See Item 507 of Regulation S-K.

Proposed Business, page 26

15.   We note your disclosure regarding your team "bring[ing] the necessary resources, including intellectual property," to develop and commercialize your intended products. Please disclose the nature of such intellectual property and other resources, clarify who owns them, and describe the material terms of any agreements pursuant to which you have been authorized to use such intellectual property and other resources.

Current Market, page 27

16.   Please reconcile your disclosure in the fifth paragraph on page 27 that you are currently
        developing a product for minimally invasive <u>surgical</u> facial corrections with your
        disclosure in the second paragraph on page 28 that your target market is the <u>non-surgical</u>
        segment of the skin resurfacing market.

Efficiently to Market with a Superior Solution, page 30

17.   Please provide support for your statement that the cost of acquiring CO_2 Lasers is higher
        than your planned system. If you are relying on yours or third-party data to support this
        statement, please indicate the source of that data.

18.   We note your disclosure in the first bullet point on page 31 that all elements of your
        robotic device have been designed. However, from your current disclosure, it is unclear
        what your product is and how it will achieve your intended results. Accordingly, please
        more thoroughly describe your "treatment delivered by a robotic device" and your
        "planned technology." Also clarify by what mechanism your device and technology will
        "improve[] the appearance of skin."

19.   Please expand your disclosure regarding the other users of your technology to identify the
        other users and any relationship you have with them. Please also clarify whether you or
        the other users developed the technology, for what applications the technology has
        received FDA 510(k) approval, and any licensing arrangements pursuant to which you
        and the other users share this technology.

20.   Additionally, given that the technology has not yet received FDA approval as used in
        your product, and because safety and efficiency are terms of art used in describing FDA
        clearances and approvals, please refrain from using these terms in describing your
        product.

21.   We note your disclosure in the first paragraph on page 31 regarding your ability to
        rapidly develop, commercialize, and market your product. Please expand your disclosure
        to provide a clear indication of your business plan to achieve commercialization and
        revenues. Your discussion should make clear what material steps are needed to achieve
        sales of your product, your anticipated timeframe for seeking FDA approval, and your
        anticipated capital needs to complete each step.

Development Strategy, page 31

22.   Please expand your disclosure regarding your Research Agreement with UCF to describe
        the "objectives as stated in the Statement of Work."

Market for Common Equity and Related Shareholder Matters, page 34

23. Please provide the disclosure required by Item 201(a)(2)(i) of Regulation S-K. We note, for example, the options issued to legal counsel disclosed on page F-12 and F-24.

Management, page 30

24. Please ensure that you disclose all business experience of your directors and executive officers during the past five years. In this regard, we note that Mr. Cohen has served as CEO of AVRA Surgical Robotics, Inc. since February 8, 2013, as indicated in the Form S-1 filed by AVRA Surgical Robotics, Inc. on February 12, 2013 and the website www.allaboutroboticsurgery.com. Please also disclose Mr. Cohen's directorship with AVRA Surgical Robotics, Inc. See Item 401(e)(2) of Regulation S-K. Similarly, please expand your disclosure regarding Mr. Schauer's business experience to describe his role as CFO of AVRA Surgical Robotics, Inc. Please also include appropriate risk factor disclosure regarding Mr. Cohen and Mr. Schauer's positions with other businesses.

Executive Compensation, page 42

25. Please revise your summary compensation table so that options column discloses the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718 and the total column includes the value of the option awards. See Item 402(n)(2)(vi) and (x) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 45

26. It appears that Avra Acquisitions, LLC owns 5% or more of your common stock. Accordingly, please expand this table to include Avra Acquisitions, LLC as a separate shareholder. Please note that, in addition to separately disclosing Avra Acquisitions, LLC's shares, you should continue to include the shares of Avra Acquisitions, LLC among Mr. Cohen's holdings.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

27. Please have your auditors revise the third paragraph of their opinion to state the period upon which they are opining, which appears to be the period from inception to December 31, 2015.

Note 1. Organization and Basis of Accounting, page F-7

28.   We note that you also discuss a company called AVRA Surgical on the website www.allaboutroboticsurgery.com which you reference in the overview section of the Form S-1. Please explain to us the relationship between these two companies and whether the AVRA technology being used by AVRA Medical Robotics was initially developed by AVRA Surgical. Also include a chronology of the development of the AVRA technology (the surgical robotic technology being used in your products) and the entities through which it was developed.

Note 3. Research Collaboration Agreement, page F-20

29.   We note that you only include $81,654 as research and development expense for the nine months ended September 30, 2016. Please tell us how you have accounted for this agreement, specifically how you determine the amount to record as research and development expense and accrued liabilities each period.

Item 15. Recent Sales of Unregistered Securities, page II-1

30.   Please provide the Regulation S-K Item 701 disclosures for the issuance of options disclosed in the last two paragraphs on page F-12.

Item 17. Undertakings, page II-2

31.   Please provide the undertakings required by Regulation S-K Item 512(a)(6).

Exhibits

32.   Please file as exhibits the Indemnification Agreements disclosed on page F-12 and the form of your 7.5% Convertible Promissory Note disclosed on page II-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Dale S. Bergman, Esq.
        Gutierrez Bergman Boulris, PLLC